UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Seligman Select Municipal Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

816344105

(CUSIP Number)

Frank Nasta, Esq.

J.&W. Seligman & Co. Incorporated

100 Park Avenue

New York, NY 10017

(212) 850-1368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f) or
240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 816344105	Page 2 of 4

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William C. Morris
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC Use Only
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 698,471.473
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 698,471.473
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,471.473
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 816344105	Page 3 of 4

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by William C. Morris on October 24, 2006 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5(a) and 5(b) of the Original Schedule 13D as set forth below:

“(a) and (b)        Mr. Morris is the beneficial owner, with sole voting and dispositive power, of 698,471.473 shares of common stock of the Issuer, representing approximately 5.26% of the shares currently outstanding.”

This Amendment No. 1 supplements Item 5(c) of the Original Schedule 13D by inserting the following text at the end thereof:

“From November 20 to November 27, 2006, Mr. Morris consummated the acquisition, pursuant to the Agreements, of 616,067 shares of common stock of the Issuer at a price of $10.72 per share. In addition to the foregoing, Mr. Morris acquired shares of common stock of the Issuer, through the reinvestment of dividends and in open market purchases, on the following dates at the prices indicated:

Date Number of Shares	Average Price per Share
October 25, 2006 (dividend reinvestment)	295.809	$10.03
November 7, 2006 (open market purchase)	3,419	$10.22
November 8, 2006 (open market purchase)	3,419	$10.14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 27, 2006

William C. Morris

By: /s/ Judith G. Kuhlmann

Name: Judith G. Kuhlmann

Title: Attorney in Fact